UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No.1)

                        EMPIRE OF CAROLINA, INC.
                            (Name of Issuer)

                 Common Stock, par value $0.10 per share
                     (Title of Class of Securities)

                                292007101
                             (CUSIP Number)

                        EDWIN C. LAURENSON, ESQ.
                Paul, Weiss, Rifkind, Wharton & Garrison
                       1285 Avenue of the Americas
                      New York, New York 10019-6064
                              (212) 373-3000
                 --------------------------------------
                 (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices
                           and Communications)

                              October 10, 1997
                ---------------------------------------
                (Date of Event which Requires Filing of
                             this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

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                                                                      2

CUSIP No.   292007101

1     NAME OF REPORTING PERSON

      James J. Pinto

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |X|

      (b)   |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS
      PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      United States citizen

                                     7     SOLE VOTING POWER
              NUMBER OF                      3,366,252

               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY                     117,000

              OWNED BY               9     SOLE DISPOSITIVE POWER
                EACH                         3,366,252

              REPORTING              10  SHARED DISPOSITIVE POWER
               PERSON                        117,000
                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,483,252

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.28%

14    TYPE OF REPORTING PERSON
      IN

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                                                                      3

CUSIP No.   292007101

1     NAME OF REPORTING PERSON

      TelCom Partners L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |X|

      (b)   |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      Delaware

                                     7     SOLE VOTING POWER
              NUMBER OF                      562,500

               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY                     -0-

              OWNED BY               9    SOLE DISPOSITIVE POWER
                EACH                         562,500

              REPORTING              10  SHARED DISPOSITIVE POWER
               PERSON                        -0-
                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      562,500

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.85%

14    TYPE OF REPORTING PERSON
      LP

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                                                                      4

CUSIP No.   292007101

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Churchill Associates, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |X|

      (b)   |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      Delaware

                                     7     SOLE VOTING POWER
              NUMBER OF                      117,000

               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY                     -0-

              OWNED BY               9     SOLE DISPOSITIVE POWER
                EACH                         117,000

              REPORTING              10   SHARED DISPOSITIVE POWER
               PERSON                         -0-
                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      117,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.51%

14    TYPE OF REPORTING PERSON
      LP

CUSIP No.   292007101

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Churchill International, Inc.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |X|

      (b)   |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      Delaware

                                     7     SOLE VOTING POWER
              NUMBER OF                      117,000

               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY                     -0-

              OWNED BY               9     SOLE DISPOSITIVE POWER
                EACH                         117,000

              REPORTING              10   SHARED DISPOSITIVE POWER
               PERSON                         -0-
                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      117,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.51%

14    TYPE OF REPORTING PERSON
      CO

                                                                      6
                              SCHEDULE 13D



          This Amendment No.1 amends the statement on Schedule 13D filed on July 2, 1997 by James J. Pinto and Telcom Partners L.P. ("TelCom"). In addition to Mr. James Pinto and TelCom, this Amendment No. 1 is also filed on behalf of Churchill Associates, L.P. ("Churchill L.P.") and its general partner, Churchill International, Inc. ("Churchill Inc.").


ITEM 2.     IDENTITY AND BACKGROUND.

Item 2 is amended by adding thereto the following paragraphs:
-------------------------------------------------------------

     In addition, this statement is filed jointly by Churchill L.P. and its general partner, Churchill Inc.

     Churchill L.P. is an investment partnership whose principal business address is 8339 Coppertowne Court, Dallas, Texas 75243. Churchill L.P. is a limited partnership organized under the laws of Delaware of which Churchill Inc. is the sole general partner. Churchill Inc., which is a private investment corporation, is the corporate general partner of Churchill L.P., and is a Delaware corporation whose principal business and office address is 8339 Coppertowne Court, Dallas, Texas 75243. The sole shareholders of Churchill Inc. are Mr. James Pinto and Mr. John Pinto, who are brothers and who each own 50% of Churchill Inc.'s outstanding Common Stock. Schedule A attached hereto provides the information required by this item with respect to each officer, director and controlling shareholder of Churchill Inc.

The response to Items 2(d) and 2(e) of Schedule 13D is negative with respect to Churchill L.P. and Churchill Inc.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding thereto the following paragraph:
------------------------------------------------------------

          625,000 additional Warrants were issued to Mr. James Pinto on October 10, 1997 in connection with the closing of the Further Financing under the Securities Purchase Agreement. Mr. James Pinto paid no consideration in cash or property for the acquisition of such additional Warrants. Churchill L.P. purchased 13,000 shares of Series A Preferred Stock and 13,000 Warrants pursuant to the Further Financing for a total purchase price of $130,000. Such amount was paid in cash by Churchill L.P. out of its available funds.

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                                                                      7

ITEM 4.     PURPOSE OF TRANSACTION.

          Item 4 is hereby supplemented to state that all matters described therein to be voted upon at the annual meeting of the Company shareholders were approved. Such matters were:

          1. Approval of the amendment of the Company's certificate of incorporation to provide that the Company's Board of Directors will consist of no more than 8 persons, specified from time to time by the Company's Board of Directors;

          2. Approval of an increase in the number of shares of the Company's Common Stock authorized for issuance to 60,000,000; and

          3. Approval of the re-election of the Company's existing directors and the election of Mr. James Pinto as a director of the Company.

          In addition, the holders of the Company's Series A Preferred Stock approved the expansion of the Company's Board of Directors to 6 directors.

          Mr. James Pinto, TelCom, Churchill L.P. and Churchill Inc. have no plans with respect to any other matter specified in Item 4 or any similar action.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety as follows:
----------------------------------------------------------

          (a) After taking into account the acquisition described in Item 3 above, Mr. James Pinto has the right to acquire 196,000 shares, TelCom has the right to acquire 500,000 shares and Churchill L.P. and Churchill Inc. (as Churchill L.P.'s sole general partner) (jointly, "Churchill") have the right to acquire 104,000 shares of Common Stock at any time upon conversion of all or any portion of the 24,500, 62,500 and 13,000 shares of Series A Preferred Stock held respectively by them. In addition, Mr. James Pinto, TelCom and Churchill have the respective rights, as owners of Warrants, to acquire all or any portion of 2,607,752, 62,500 and 13,000 shares of Common Stock at a price of $1.375 per share at any time prior to the expiration of the Warrants on May 6, 2003. Because of his ownership of and position with respect to Churchill Inc., Mr. James Pinto may be deemed to share beneficial ownership of the Series A Preferred Stock and the Warrants held by Churchill L.P. Accordingly, based upon calculations made in accordance with Rule 13d-3(d) and information provided by the Company that 7,653,564 shares of Common Stock are currently outstanding, Mr. James Pinto has sole voting and/or dispositive power over the equivalent of 3,366,252 shares of Common Stock (or 30.55% of the Common Stock) and shared voting and/or dispositive power over the equivalent of 117,000 shares of Common Stock (or 1.51% of the Common Stock), TelCom has sole voting

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                                                                      8

and/or dispositive power over the equivalent of 562,500 shares of Common Stock (or 6.85% of the Common Stock) and Churchill L.P. and Churchill Inc. each has sole voting and/or dispositive power over the equivalent of 117,000 shares of Common Stock (or 1.51% of the Common Stock). There are currently 2,100,000 shares of Series A Preferred Stock outstanding, with respect to which Mr. James Pinto has sole and/or shared voting and dispositive power over 100,000 shares (or 4.76% of the class) (including TelCom's and Churchill L.P.'s shares), TelCom has voting and dispositive power over 62,500 shares (or 2.98% of the class), and Churchill L.P. and Churchill Inc. each has voting and dispositive power over 13,000 shares (or 0.62% of the class). The currently outstanding shares of Series A Preferred Stock may be converted into 16,800,000 shares of Common Stock, with the result that Mr. James Pinto has sole or shared voting power, when the currently outstanding Series A Preferred Stock is combined with the currently outstanding Common Stock, over 3.17% of the combined classes, TelCom has voting power over 2% of the combined classes and Churchill L.P. and Churchill Inc. each has voting power over 0.42% of the combined classes.

          (b) Mr. James Pinto has sole power to vote and dispose of the Series A Preferred Stock and Warrants held by him and by TelCom, in the latter case on behalf of TelCom, which also has the sole power, acting through Mr. James Pinto as general partner, to vote and dispose of all Warrants and Shares of Series A Preferred Stock held by it. Mr. James Pinto has shared power with Mr. John Pinto to vote and dispose of the Series A Preferred Stock and Warrants held by Churchill L.P., which has sole power, acting through Churchill Inc. as general partner, to vote and dispose of all Warrants and shares of Series A Preferred Stock held by it.

          (c) See Items 3 and 4 above.

          Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is amended by adding thereto the following exhibit:
----------------------------------------------------------

          Joint Filing Agreement of Mr. James Pinto, TelCom, Churchill L.P. and Churchill Inc.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: November 13, 1997

                               /s/ James J. Pinto
                               ----------------------------------
                               James J. Pinto



                               TELCOM PARTNERS L.P.


                               /s/ James J. Pinto
                               ----------------------------------
                               James J. Pinto
                               General Partner



                               CHURCHILL ASSOCIATES, L.P.
                                 By Churchill International, Inc.
                                   as general partner


                               /s/ James J. Pinto
                               ----------------------------------
                               Name: James J. Pinto
                               Title:




                               CHURCHILL INTERNATIONAL, INC.


                               /s/ James J. Pinto
                               ----------------------------------
                               Name: James J. Pinto
                               Title:

                              EXHIBIT INDEX



                                                          Exhibit No.

Joint Filing Agreement                                         1

                         Joint Filing Agreement

            In accordance with rule 13d-1(f) under the Securities Exchange Act of 1934, the undersigned hereby agrees to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Amendment No. 1 to Schedule 13D (including further amendments thereto) with respect to the Common Stock, par value $0.10 per share, of Empire of Carolina, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, and in differing counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 13th day of November, 1997.


                               /s/ James J. Pinto
                               ----------------------------------
                               James J. Pinto


                               TELCOM PARTNERS L.P.



                               By:/s/ James J. Pinto
                                  -------------------------------
                                  James J. Pinto,
                                  General Partner

                               CHURCHILL ASSOCIATES, L.P.
                                 By Churchill International, Inc.
                                   a general partner


                               By:/s/ James J. Pinto
                                  -------------------------------
                                  Name:  James J. Pinto
                                  Title:


                               CHURCHILL INTERNATIONAL, INC.


                               By:/s/ James J. Pinto
                                  -------------------------------
                                  Name:  James J. Pinto
                                  Title:

                               SCHEDULE A


           Officers, Directors and Controlling Shareholders of
                      Churchill International, Inc.



John H. Pinto is a 50% shareholder and Chief Executive Officer of Churchill International, Inc. His principal residence and business address is 6501 Red Hook Plaza, Suite 201, St Thomas, US Virgin Islands. Mr. Pinto's present principal occupation is to act as a private investor. Mr. Pinto's principal occupation is conducted with Churchill Associates, L.P. Mr. Pinto is a citizen of the United States. The response to Items 2(d) and 2(e) of Schedule 13D is negative with respect to Mr. Pinto.